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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                              HARVEST ENERGY TRUST
                              --------------------
                                (Name of Issuer)


                            Trust Units, no par value
                            -------------------------
                         (Title of Class of Securities)


                                    41752X101
                                 --------------
                                 (CUSIP Number)


                                December 31, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 41752X101                  SCHEDULE 13G                  Page  2 of 6
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1.   Name of Reporting Person:
     S.S. or I.R.S. Identifcation No. of Above Person (Entities Only)

     Michael Bruce Chernoff
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
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3.  SEC Use Only


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4.   Citizenship or Place of Organization:

     Canada
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                                5.  Sole Voting Power:         6,442,627
     Number of
      Shares                    ------------------------------------------------
   Beneficially                 6.  Shared Voting Power:       -0-
     Owned By
      Each                      ------------------------------------------------
    Reporting                   7.  Sole Dispositive Power:    6,442,627
     Person
      With                      ------------------------------------------------
                                8.  Shared Dispositive Power:  -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,442,627
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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                          [_]
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11.  Percent of Class Represented by Amount in Row (9):

     4.3%
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12.  Type of Reporting Person:

     IN
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CUSIP No. 41752X101                  SCHEDULE 13G                  Page  3 of 6
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Item 1.         (a)     NAME OF ISSUER

                        Harvest Energy Trust (the "Company").

                (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                        Suite 2100
                        330 Fifth Avenue, S.W.
                        Calgary, Alberta Canada T2P 0L4

Item 2.         (a)     NAMES OF PERSONS FILING

                        This Statement is being filed on behalf of Michael Bruce Chernoff ("Mr. Chernoff").

                (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE

                        The address of the principal business office of Mr. Chernoff is Suite 2100, 330 Fifth Avenue, S.W., Calgary, Alberta, Canada T2P 0L4.

                (c)     CITIZENSHIP

                        Mr. Chernoff is a Canadian citizen.

                (d)     TITLE OF CLASS OF SECURITIES

                        Trust Units, no par value (the "Trust Units" or
                        "Units")

                (e)     CUSIP NUMBER

                        41752X101

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CUSIP No. 41752X101                  SCHEDULE 13G                  Page  4 of 6
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Item 3.         This statement is not being filed pursuant to either Rule
                13d-1(b) or 13d-2(b) or (c).

Item 4.         OWNERSHIP.

                (a)     AMOUNT BENEFICIALLY OWNED:

                        Mr. Chernoff may be deemed to beneficially own an aggregate of 6,442,627 Units.

                (b)     PERCENTAGE OWNED:

                        Based on calculations made in accordance with Rule 13d-3(d), and there being 148,291,170 Units outstanding as of December 31, 2007, Mr. Chernoff may be deemed to beneficially own approximately 4.3% of the outstanding Trust Units.

                (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS SOLE POWER TO VOTE, SHARED POWER TO VOTE, SOLE POWER TO DIRECT THE DISPOSITION OR SHARED POWER TO DIRECT THE
                        DISPOSITION:

                        Mr. Chernoff has sole power to direct the voting and disposition of the 6,442,627 Units beneficially owned by him.


Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                [X]  Yes, owns 4.3% of the outstanding Trust Units.

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

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CUSIP No. 41752X101                  SCHEDULE 13G                  Page  5 of 6
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Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

Item 10.        CERTIFICATION

                Not applicable.



                 [Remainder of Page Intentionally Left Blank]



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CUSIP No. 41752X101               SCHEDULE 13G                     Page  6 of 6
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                                   SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 4, 2008



                                           /s/ Michael Bruce Chernoff
                                           --------------------------
                                           Michael Bruce Chernoff